UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

COMMITTED CAPITAL ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52651 Commission File Number	14-1961545 (I.R.S. Employer Identification No.)
411 West 14th Street, 2nd Floor New York, NY, 10014 (Address of principal executive offices)

(646) 666-2400 (Issuer’s Telephone Number)

October 17, 2013

Committed Capital Acquisition Corporation

712 Fifth Avenue, 22nd Floor

New York, New York 10019

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED

THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

October 17, 2013

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of October 16, 2013 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Committed Capital Acquisition Corporation, a Delaware corporation, pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the Merger Agreement, and as a result of the Merger (each as defined below), described herein will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about October 17, 2013 to our stockholders of record as of October 16, 2013 (the “Record Date”). Capitalized terms used in this Item 2.01 but not defined herein shall have the meanings ascribed to them in the Merger Agreement

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, (i) “we”, “our”, “us”, the “Company” and similar expressions refer to Committed Capital Acquisition Corporation and its consolidated subsidiaries, collectively; and (ii) the terms “TOG” and “One Group” refer to The ONE Group, LLC, our wholly-owned subsidiary, which we acquired in the Merger which was completed on October 16, 2013.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Merger

On October 16, 2013, the Company entered into an Agreement and Plan of Merger, dated as of October 16, 2013 (the “Merger Agreement”), by and among the Company, CCAC Acquisition Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), The One Group, LLC, a Delaware limited liability company, or TOG, and Samuel Goldfinger, as representative of the holders of TOG’s membership interests. Pursuant to the Merger Agreement and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, on October 16, 2013 (the “Closing Date”), Merger Sub was merged with and into One Group (the “Merger”), with One Group being the surviving entity and thereby becoming a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), the legal existence of Merger Sub ceased and all of the issued and outstanding membership interests of One Group that were outstanding immediately prior to the Effective Time were cancelled and new membership interests of One Group comprising 100% of its ownership interests were issued to the Company. Simultaneously, the Company issued to the former holders of One Group membership interests (the “TOG Members”) and to a Liquidating Trust established for the benefit of TOG Members and holders of warrants to acquire membership interests of One Group (“TOG Warrant Owners”) an aggregate of 12,631,400 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and paid to such TOG Members an aggregate of $11,750,000 in cash (collectively, the “Merger Consideration”). As part of the Merger Consideration, the Company issued to Jonathan Segal, the former Managing Member of One Group and currently our Chief Executive Officer and a Director, 1,000,000 shares of Common Stock as a control premium. The foregoing shares are in addition to the 7,680,666 shares issued to Mr. Segal and related entities in respect of his pro rata portion of shares of Common Stock issued to all TOG Members. Of the 12,631,400 shares of Common Stock issued as part of the Merger Consideration, 2,000,000 shares (the “Escrow Shares”) were deposited into an escrow account (the “Escrow Account”) at Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”) pursuant to an Escrow Agreement to secure certain potential adjustments to the Merger Consideration as described below and certain potential indemnification obligations. As of the Effective Time, the former members of One Group and the Liquidating Trust held shares of Common Stock comprising, in the aggregate, 50.68% of the issued and outstanding shares of the Company’s Common Stock. The Merger Agreement provides for up to an additional $14,100,000 of payments to the TOG Members and the Liquidating Trust based on a formula as described in the Merger Agreement (“Contingent Payments”) and which is contingent upon the exercise of outstanding Company warrants to purchase 5,750,000 shares of Common Stock at an exercise price of $5.00 per share (the “Parent Warrants”). The Company is required to make any Contingent Payments on a monthly basis. Any Parent Warrants that are unexercised will expire on the date that is the earlier of (i) two years after the effective date of the registration statement registering the shares of Common Stock issuable upon the exercise of the Parent Warrants or (ii) the forty-fifth (45th) day following the date that the Company’s Common Stock closes at or above $6.25 per share for 20 out of 30 trading days commencing on the effective date. The Company intends to file such registration statement as soon as practicable after the date hereof.

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The Common Stock portion of the Merger Consideration is subject to adjustment to reflect Working Capital Shortfalls and Excess Liabilities compared to the amounts that will be set forth in a closing statement required to be delivered by One Group within 90 days of the Closing of the Merger. To the extent Working Capital Shortfalls exceed $100,000 or Adjustment Liabilities exceeds Excess Liabilities by greater than $20,000 in the aggregate, the Members and the Liquidating Trust, on a Pro Rated Basis, shall be liable to the Company for an amount equal to the sum of any Excess Liabilities and Working Capital Shortfall. Any payment required to be made with respect to the foregoing shall be made by reduction of the Escrow Shares or as a set off to Contingent Payments, if any.

Private Placement

Simultaneously with the closing of the Merger, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (collectively, the “Investors”) for the issuance and sale in a private placement consisting of, in the aggregate, 3,110,075 shares of Common Stock, at a purchase price of $5.00 per share for aggregate gross proceeds of $15,550,375 (the “October 2013 Private Placement”).

Change in Board of Directors and Executive Officers

As of the Effective Time, there was a change in our board of directors and executive officers. Michael Rapp, who served as our Chairman and President, and Philip Wagenheim, who served as our Secretary and a director, resigned from all of their executive officer positions effective immediately, and after appointing Jonathan Segal and Nicholas Giannuzzi to serve as Class III and II members, respectively, of the board of directors, Michael Rapp, Phillip Wagenheim and Jason Eiswerth each tendered his resignation as a director, with the resignation of Mr. Eiswerth effective as of the Effective Time and the resignations of Messrs. Rapp and Wagenheim to be effective on the Board Reconstitution Date (as defined below). In addition, we expanded the size of the board of directors from three to five members and appointed Michael Serruya and Richard Perlman as Class I directors, whose term will expire at our first annual meeting of stockholders, Nicholas Giannuzzi and Gerald Deitchle as Class II directors, whose term will expire at our second annual meeting of stockholders, and Jonathan Segal as a Class III director, whose term will expire at our third annual meeting of stockholders. The appointments to the board of directors of each of Messrs. Deitchle, Perlman and Serruya are each effective on the Board Reconstitution Date, with Michael Serruya serving as non-executive Chairman. Our board of directors then appointed Jonathan Segal to serve as our Chief Executive Officer and Samuel Goldfinger to serve as our Chief Financial Officer and Secretary with all such appointments effective as of the Effective Time.

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Accordingly, as of October 17, 2013, the date of this Information Statement, Michael Rapp, Philip Wagenheim, Jonathan Segal and Nicholas Giannuzzi are the only members of our board of directors. Assuming the mailing of this Information Statement to our stockholders of record on October 16, 2013, the “Board Reconstitution Date” will be October 27, 2013.

Corporate Governance and Board Structure

Upon the Board Reconstitution Date, our board of directors will consist of five members as described above.

In accordance with the amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on the board of directors can be filled by resolution of the board of directors. Our principles of corporate governance give the board of directors the authority to choose whether the roles of Non-Executive Chairman of the board of directors and Chief Executive Officer are held by one person or two people. Our principles also give the board of directors the authority to change this policy if it deems it best for the Company at any time. Currently, two separate individuals serve in the positions of Chief Executive Officer and Non-Executive Chairman of the board of directors of the Company. We believe that our current leadership structure is optimal for the Company at this time.

Effective on the Board Reconstitution Date, our board of directors will have three independent members and two non-independent members, one of which serves as our Chief Executive Officer. We believe that the number of independent, experienced directors that make up our board of directors, along with the independent oversight of the board of directors by the Non-Executive Chairman, benefits our company and our shareholders. All of our independent directors have demonstrated leadership in other organizations and are familiar with board of director processes.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Involvement in Risk Oversight

Our management is principally responsible for defining the various risks facing the Company, formulating risk management policies and procedures, and managing our risk exposures on a day-to-day basis. The board of directors’ principal responsibility in this area is to ensure that sufficient resources, with appropriate technical and managerial skills, are provided throughout the Company to identify, assess and facilitate processes and practices to address material risk and to monitor our risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The involvement of the board of directors in reviewing our business strategy is an integral aspect of the board of directors’ assessment of management’s tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full board of directors has overall responsibility for risk oversight, the board of directors may elect to delegate oversight responsibility related to certain risks committees, which in turn would then report on the matters discussed at the committee level to the full board of directors. For instance, an audit committee could focus on the material risks facing the Company, including operational, market, credit, liquidity and legal risks and a compensation committee could be charged with reviewing and discussing with management whether our compensation arrangements are consistent with effective controls and sound risk management.

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Director Independence

The Company has determined that of our directors as of the Board Reconstitution Date, Michael Serruya, Gerald W. Deitchle and Richard E. Perlman will be “independent” under the independence standards of The NASDAQ Stock Market, or NASDAQ, and applicable Securities and Exchange Commission, or SEC, rules.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2012, our board of directors met four times.

Board Committees

We presently do not have audit, compensation or nominating committees, or committees performing similar functions. We anticipate that our board of directors will form such committees in the near future. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our board of directors. Although our board of directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and our board of directors.

We do not have a charter governing the nominating process. Not all members of our board of directors are considered to be independent because they are also officers of the Company. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment. Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, our board of directors will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company’s directors, officers and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2012 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

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Code of Business Conduct and Ethics

We have adopted a Code of Ethics applying to all of our directors, officers and employees. The Code of Ethics is reasonably designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, the SEC and in other public communications made by us, (iii) compliance with applicable governmental laws, rules and regulations, (iv) the prompt internal reporting of violations of the Code of Ethics to appropriate persons identified in the Code of Ethics, and (v) accountability for adherence to the Code of Ethics. A form of the Code of Ethics was filed with our Form 10-KSB filed with the SEC on February 26, 2008.

CHANGE OF CONTROL

The Merger will result in a change of control of the Company.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, after giving effect to the Merger, there were 24,925,475 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our Common Stock beneficially owned as of October 16, 2013 by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each of our directors and named executive officers and (iii) all officers and directors as a group. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Common Stock that may be acquired by an individual or group within 60 days of October 16, 2013, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Percentage ownership calculations for beneficial ownership are based on 24,925,475 shares outstanding as of October 16, 2013. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: 411 West 14th Street, 2nd Floor, New York, NY 10014.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock Beneficially Owned (%) (2)

Jonathan Segal(3)	8,680,666	34.83%

Samuel Goldfinger(4)	625,201	2.51%

Michael Serruya(5)	295,750	1.19%

Gerald Deitchle(6)	12,000	*

Richard Perlman(7)	381,250	1.53%

Nicholas Giannuzzi(8)	555,019	2.23%

All executive officers and directors as a group (6 individuals)(3)(4)	10,549,886	42.33%

5% Stockholders:	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned (%)

Michael Rapp(9) 712 Fifth Avenue New York, New York 10019	1,563,198	6.27%

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* Represents less than 1% of the issued and outstanding shares.

(1)	All securities are beneficially owned directly by the persons listed on the table (except as otherwise indicated).
(2)	Outstanding beneficial ownership percentages assume (i) all TOG Warrants are exercised in full and (ii) no post-closing adjustments or indemnification are required which would reduce the amount of share consideration distributable to TOG Members from the Escrow Account.
(3)	Includes (i) 1,699,829 shares of Common Stock and 161,722 warrants held by RCI II, Ltd., of which Mr. Segal is the Managing Person and (ii) 157,040 shares of Common Stock held by Modern Hotels (Holdings) Limited, of which Mr. Segal is the Managing Person. Does not include options to purchase 1,022,104 shares of Common Stock which have not vested.
(4)	Includes 625,201 shares of Common Stock held by the Liquidating Trust, of which Mr. Goldfinger serves as Trustee. Mr. Goldfinger disclaims beneficial ownership of the securities owned by the Liquidating Trust. Does not include options to purchase 511,052 shares of Common Stock which have not vested.
(5)	Includes 185,625 shares of Common Stock held by MOS Holding Inc., an entity owned by Mr. Serruya and 83,125 shares of Common Stock held by his wife. Does not include 967,435 shares of our Common Stock held by Committed Capital Holdings LLC, a company in which Mr. Serruya owns a 3.4111% membership interest. These shares are not included in Mr. Serruya's ownership numbers because he does not have voting or investment control over such shares of Common Stock. Based on his membership interest in Committed Capital Holdings LLC, Mr. Serruya has a pecuniary interest in an additional 33,000 shares of our Common Stock owned by Committed Capital Holdings LLC.
(6)	Does not include 967,435 shares of our Common Stock held by Committed Capital Holdings LLC, a company in which Mr. Deitchle owns a 1.2404% membership interest. These shares are not included in Mr. Deitchle’s ownership numbers because he does not have voting or investment control over such shares of Common Stock. Based on his membership interest in Committed Capital Holdings LLC, Mr. Deitchle has a pecuniary interest in an additional 12,000 shares of our Common Stock owned by Committed Capital Holdings LLC.
(7)

Includes 337,500 shares held by P&P 2, LLC, a company in which Mr. Perlman is a co-managing member. As a co-managing member, Mr. Perlman jointly exercise voting and dispositive power over the 337,500 shares held by P&P 2, LLC. Except to the extent of his pecuniary interest, Mr. Perlman disclaims beneficial ownership over the Common Stock beneficially owned by P&P 2, LLC.

(8)	Includes (i) 6,317 warrants held individually and (ii) 48,532 shares of Common Stock and 24,266 warrants held by Triple GGG, LLC, of which Mr. Giannuzzi serves as Managing Member.
(9)	Does not include 967,435 shares of our Common Stock held by Committed Capital Holdings LLC, a company in which Mr. Rapp owns a 9.2445% membership interest. These shares are not included in Mr. Rapp’s ownership numbers because he does not have voting or investment control over such shares of Common Stock. Based on his membership interest in Committed Capital Holdings LLC, Mr. Rapp has a pecuniary interest in an additional 89,435 shares of our Common Stock owned by Committed Capital Holdings LLC.

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DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our directors and executive officers after the Merger and after giving effect to the appointment of additional directors as of the Board Reconstitution Date.

Directors and Executive Officers

The table below sets certain information concerning our executive officers and directors as of the date of this Information Statement, as well as individuals who have been appointed to serve on our board of directors effective as of the Board Reconstitution Date, including their names, ages, positions with us and, with respect to directors, the year in which their current term as directors expires. Our executive officers are chosen by our board of directors and hold their respective offices until their resignation or earlier removal by the board of directors.

In accordance with our certificate of incorporation, our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our board of directors will be elected each year and each director holds his office until his term expires and his successor is duly elected and qualified.

Name	Position	Age	Class	Executive Officer Since	Director Since	Term Expires

Jonathan Segal	Chief Executive Officer, Director	52	III	2013	2013	2016
Samuel Goldfinger	Chief Financial Officer, Secretary	44	N/A	2013	N/A	N/A
Michael Serruya(1)	Non-Executive Chairman, Director	49	I	N/A	2013	2014
Gerald W. Deitchle(1)	Director	62	II	N/A	2013	2015
Richard E. Perlman(1)	Director	67	I	N/A	2013	2014
Nicholas Giannuzzi	Director	46	II	N/A	2013	2015
Michael Rapp(2)	Former Chairman and President, Director	46	N/A	2006	2006	N/A
Philip Wagenheim(2)	Director	43	N/A	2006	2006	N/A

(1)	Appointed as a member of our board of directors on October 16, 2013, effective as of the Board Reconstitution Date.
(2)	Resigned from our board of directors on October 16, 2013, effective as of the Board Reconstitution Date.

Directors

The following information pertains to our directors as well as individuals who will be members of our board of directors effective as of the Board Reconstitution Date, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

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Jonathan Segal – CEO, President and Director

Jonathan Segal, age 52, brings over 35 years of experience in developing and operating hotels, bars and hospitality projects to the Company. Mr. Segal has served as CEO of TOG since he co-founded it in 2004 in order to open ONE, a pioneering restaurant in the Meatpacking District of New York. Mr. Segal began his career in the hospitality industry at age 16 with his family’s company, currently known as Modern Hotels in Jersey, Channel Islands, U.K., the largest leisure company in the Channel Islands and a stockholder of TOG. He eventually became the managing director of the group’s hotel division. Mr. Segal has overseen the development of upwards of 50 venues globally, including the 19 venues currently owned, operated or managed by TOG. In June 2013, Jonathan won an Ernst & Young Entrepreneur of the Year 2013 New York award and is a finalist for the national award in November 2013. Mr. Segal began serving as a Class III member of our board of directors beginning on the October 16, 2013.

Director Qualifications: We believe Mr. Segal’s qualifications to serve on the board of directors include his role as founder and Chief Executive Officer of TOG, his extensive knowledge and experience in the restaurant industry and his leadership, strategic guidance and operational vision

Michael Serruya – Non-Executive Chairman and Director

Michael Serruya, age 49, will serve as Non-Executive Chairman and a Class I member of our board of directors upon the Board Reconstitution Date. Mr. Serruya is co-founder, past Chairman, President, Chief Executive Officer and director of CoolBrands. Mr. Serruya served as Co-President and Co-Chief Executive Officer of CoolBrands from 1994 to 2000, as Co-Chairman of CoolBrands in 2005, as President and Chief Executive Officer of CoolBrands from 2006 until its merger with Swisher Hygiene in November 2010. Mr. Serruya served as a director of CoolBrands since 1994 until the merger with Swisher Hygiene in November 2010. Mr. Serruya was also President, Chief Executive Officer and Chairman of CoolBrands’ predecessor, Yogen Früz World-Wide Inc. He is also director of Jamba, Inc. (parent company of Jamba Juice Company) and a director and member of the Audit Committee of Response Genetics, Inc. Mr. Serruya is currently Chairman and Co-Chief Executive Officer of Kahala Corp.

Director Qualifications: We believe Mr. Serruya’s qualifications to serve on the board of directors include his business experience, including a diversified background as an executive and in operational roles in both public and private companies, and as a board member of several public companies, gives him a breadth of knowledge and valuable understanding of our business.

Gerald W. Deitchle – Director

Gerald (“Jerry”) W. Deitchle, age 62, will serve as a Class II member of our board of directors upon the Board Reconstitution Date. Mr. Deitchle has been a member of the board of directors of BJ’s Restaurants, Inc. since 2004 and has served as Chairman of the Board since June 2008. BJ’s Restaurants, Inc. is a publicly held company that as of September 2013, operates 139 casual dining restaurants in 15 states. He served as its President from February 2005 until December 2012 and as Chief Executive Officer from February 2005 until his retirement in February 2013. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino’s Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants, with his last position being corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver’s Restaurants, Inc., with his last position being Executive Vice President. Mr. Deitchle currently serves as a consultant to us and as a part-time advisor to privately held restaurant and retail businesses.

Director Qualifications: With over 30 years of executive and financial management experience with large, national restaurant and retail companies, both privately-held and publicly-held, we believe Mr. Deitchle has the experience necessary to help guide the development of our strategic positioning and expansion plans.

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Richard E. Perlman – Director

Mr. Perlman, age 67, will serve as a Class I member of our board of directors upon the Board Reconstitution Date. Mr. Perlman has been Executive Chairman of the Board of ExamWorks, Inc. since August 12, 2010. Previously, Mr. Perlman served as Co-Chairman of the Board, Co-Chief Executive Officer and a director of ExamWorks from July 2008 to August 2010. Mr. Perlman is also the President of Compass Partners, L.L.C. (“Compass Partners”), a merchant banking and financial advisory firm he founded in 1995 that specializes in middle market companies and corporate restructuring. Mr. Perlman served as Chairman and Director of TurboChef Technologies, Inc., a commercial food equipment manufacturer, from October 2003 until January 2009, when TurboChef was acquired by The Middleby Corporation. Mr. Perlman was the Chairman of PracticeWorks, Inc., a dental software company, from March 2001 until its acquisition by The Eastman Kodak Company in October 2003. Mr. Perlman served as Chairman and Treasurer of AMICAS, Inc. (formerly VitalWorks Inc.), a software company specializing in healthcare practice management, from January 1998 and as a Director from March 1997 until the completion of the spin-off of PracticeWorks, Inc. in March 2001. Prior to this time, Mr. Perlman was involved in the acquisition and operation of several private companies in the home furnishings, automobile replacement parts and real estate industries where he was a principal and Chief Executive Officer. Mr. Perlman is on the Advisory Board of The Wharton School Entrepreneurship Program as well as the sponsor of The Perlman Grand Prize for the winner of The Annual Wharton School Business Plan Contest. Mr. Perlman is also a Trustee of the James Beard Foundation. Mr. Perlman received a B.S. in Economics from the Wharton School of the University of Pennsylvania and a Masters in Business Administration from Columbia University Graduate School of Business.

Director Qualifications: We believe Mr. Perlman’s qualifications to serve on our board of directors include his expertise in business and corporate strategy, his prior experience serving in director and senior management roles at public companies, his knowledge regarding the Company and its industry and his experience as a merchant banker and financial advisor.

Nicholas L. Giannuzzi – Director

Mr. Giannuzzi, age 46, will serve as a Class II member of our board of directors upon the Effective Time. Since January 2011, Mr. Giannuzzi has served as Managing Partner of The Giannuzzi Group LLP, a premier boutique law firm specializing in the representation of fast-growing, independent companies in the hospitality, food and beverage industries. Prior to forming The Giannuzzi Group, Mr. Giannuzzi was a partner at Donovan & Giannuzzi from 1996 through 2010 and an associate at Winthrop, Stimson, Putnam and Roberts from 1992 to 1996. Mr. Giannuzzi received a B.A. from Harvard University in 1989 and a J.D from New York University School of Law in 1992.

Mr. Giannuzzi served as outside general counsel to Glaceau, the owner of the Vitaminwater and Smartwater brands from the formation of the company until the sale of the company in 2007 to Coca-Cola for over $4 billion. He also served in the same capacity on behalf of Town Sports International, the parent company of New York Sports Clubs from 1997 to 2010, providing legal assistance and guidance to the company in connection with its growth from 6 health clubs to approximately 160. More recently, Mr. Giannuzzi served as outside legal counsel and a board member of Nurture Inc., d/b/a Happy Family, a leading organic baby food company until June 2013 when he oversaw the sale of the company to Group Danone. The Giannuzzi Group currently represents over 100 high-growth food and beverage companies located throughout the United States. Mr. Giannuzzi, on behalf of his clients, has recently completed sale and financing transactions with Pepsi, General Mills, Bacardi, Hain Celestial, Group Danone, and other multi-national strategic companies.

Director Qualifications: We believe Mr. Giannuzzi’s qualifications to serve on our board of directors include his a long-standing familiarity with our business and its strategic challenges, his prior experience serving in director roles at private companies, and his substantial and varied experience providing legal and strategic advisory services to complex organizations, including those in hospitality and consumer brands.

Executive Officers

The following information pertains to our non-director executive officers.

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Sam Goldfinger – CFO

Samuel Goldfinger, age 44, has served as Chief Financial Officer of TOG since April 2011, having previously served as a consultant to TOG from April 2010 to April 2011. Prior to joining the Company, from November 2009 to April 2011, Mr. Goldfinger was a co-founder and operating partner of Next Course Financial Group, LLC, a company which provides financial and business development services to development stage companies, primarily in the hospitality industry. From August 2007 until December 2008, Mr. Goldfinger was the chief financial officer and an operating partner of Fourth Wall Restaurants, LLC, a company that manages upscale restaurants located in New York City, including the original Smith & Wollensky, Maloney & Porcelli, Quality Meats, Park Avenue and The Post House. From 1997 to 2007, Mr. Goldfinger was the chief financial officer, secretary and treasurer of Smith & Wollensky Restaurant Group, Inc., a publicly traded company listed on NASDAQ until it was taken private in 2007, where he was responsible for overseeing the company’s finance, information technology, human resource, purchasing, project development and public company reporting functions. At its peak, the company operated 16 restaurants throughout the country, with system-wide sales in excess of $160 million. In 2007, Mr. Goldfinger managed the entire process for the sale of Smith & Wollensky Restaurant Group, Inc. to an outside investor group. From 1990 to 1997, Sam was a practicing CPA working at the public accounting firm Goldstein Golub Kessler & Co. where he became a senior manager in the audit department with a focus on the hospitality industry. Mr. Goldfinger received his Bachelor of Science degree in accounting from the State University of New York – Binghamton in 1990.

Involvement in Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Under the Merger Agreement Messrs. Segal and Giannuzzi were designated directors as of the Effective Date of the Merger and each of Messrs. Serruya, Deitchle and Perlman was designated under the Merger Agreement to be elected as directors of the Company as of the Board Reconstitution Date.

Other than as described above, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Family Relationships

There are no family relationships among the members of our board of directors (including the individuals who have been appointed to serve on our board of directors effective as of ten days after mailing of this Information Statement) or our executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mr. Segal is the Chairman, Chief Executive Officer and a principal stockholder of the Company. As of October 16, 2013, Mr. Segal beneficially owned approximately 35% of our issued and outstanding Common Stock.

Related Party Indebtedness

Mr. Segal is the Managing Person of RCI II, Ltd., which is a stockholder of the Company. Between June 24, 2007 and April 14, 2013, RCI II, Ltd. made advances to the Company aggregating approximately $7,364,000, at interest rates varying from 6% to 12%. On February 27, 2009, we satisfied $1,000,000.00 principal amount of the indebtedness due RCI II, Ltd. by issuing to it 40,000 membership units and warrants to purchase 20,000 membership units (329,554 shares of Common Stock and a warrant to purchase 161,772 shares of Common Stock post-merger) of the Company. As of September 30, 2013, the aggregate principal amount outstanding was $4,574,777.06 and accrued interest was $1,394,891.13.

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Mr. Segal is the Managing Person of Talia, Ltd. On October 1, 2009, we issued a 20% secured promissory note to Talia, Ltd., with interest being payable quarterly. This note is secured by our equity interests in JEC II, LLC, One Marks, LLC, Little West 12th, LLC and One-LA, L.P. To date, no payments of principal or interest have been made, and as of July 31, 2013, the aggregate principal amount outstanding under this note was $300,000.00 and accrued interest was $120,164.00.

On January 27, 2010, we issued a 12% demand promissory note to Mr. Segal in the principal amount of $500,000.00. The note was payable on November 1, 2011, with one-half of the interest being payable in quarterly installments of $7,500.00 and the balance due and payable upon maturity. On December 31, 2012, the note was forgiven by Mr. Segal in exchange for a membership interest we held in 408 W 15 Members LLC, which was originally issued to us in exchange for a capital contribution of $500,000.00 to 408 W 15 Members LLC. 408 W 15 Members LLC is in the process of opening a restaurant/lounge at 408 West 15th St. in New York City, which it will manage and operate (the “408 Venture”). The 408 Venture is not a direct competitor to our STK Restaurants or any of our other brands. On January 28, 2013, Mr. Segal advanced the Company an additional $500,000.00 pursuant to a 12% demand promissory note.

On December 9, 2011 one of our subsidiaries, T.O.G. (UK) Limited, entered into two loan agreements with entities that are controlled by Mr. Segal for funds up to £230,000 and £300,000. The loans are due on demand and are accruing interest at 8%. As of September 30, 2013, the aggregate principal amount outstanding was $896,000 and accrued interest was approximately $108,000. These loans, along with accrued interest, will be repaid in conjunction with the Merger.

On October 20, 2011, we, and our subsidiaries One 29 Park Management, LLC, STK - Las Vegas, LLC and STK Atlanta, LLC, entered into a credit agreement with Herald National Bank (now BankUnited, N.A.) for a revolving credit line of up to $3,000,000.00. We pledged collateral securing our and the other borrowers’ obligations to Herald National Bank (now BankUnited, N.A.) under the loan agreement, including the pledge of our equity interests in the other borrowers. Interest on amounts borrowed under the agreement accrues and is payable on a monthly basis at an annual rate equal to the greater of (i) the prime rate plus 1.75% or (ii) 5.0% and is payable monthly in arrears. Principal is repayable in nine consecutive monthly payments beginning on the first day of the fourth month following the date of each advance under the credit agreement. In connection with our entering into the credit agreement, Mr. Segal, RCI II, Ltd. and Talia, Ltd each entered into subordination agreements with Herald National Bank (now BankUnited, N.A.). In addition, Mr. Segal personally guaranteed this loan from Herald National Bank (now BankUnited, N.A.), and in exchange, we agreed to pay him a 3% annual “guaranty fee.” On January 24, 2013, the parties entered into Amendment No. 1 to the Credit Agreement, which extended the commitment period under the agreement until April 30, 2015 and the final maturity date until April 30, 2105, increased the commitment under the agreement to $5,000,000.00, and added additional subsidiaries as borrowers. As of September 30, 2013, the amounts borrowed by us that were outstanding under this line of credit were $4,905,555.

We repaid the indebtedness to Jonathan Segal and his related entities in full at the closing of the Merger.

Lease Guarantees

Mr. Segal is a limited personal guarantor of the leases for the STK Miami premises with respect to certain covenants under the lease relating to construction of the new premises and helping the landlord obtain a new liquor license for the premises in the event of termination of the lease. Mr. Segal is a limited personal guarantor of the leases for the Bagatelle New York premises with respect to JEC II, LLC’s payment and performance under the lease. Mr. Segal is also a surety to an equipment lease executed by the Company for the benefit of BBCLV, LLC, which owns and operated the recently closed Bagatelle Las Vegas. We are negotiating to have Mr. Segal removed as a guarantor on these obligations, and to substitute the Company as guarantor.

In addition, One Group is a guarantor to the leases of the following restaurant premises: STK Midtown, STK Midtown, STK Atlanta, STK DC, Xi Shi Las Vegas, and Bagatelle Las Vegas. The aggregate obligations under these leases at July 31, 2013 is approximately $46 million.

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Acquisition of JEC II, LLC Interests

Mr. Segal is the Managing Director of Modern Hotels (Holdings) Limited, which is a stockholder of the Company. On January 1, 2012, we entered into a transfer agreement with Modern Hotels (Holdings) Limited, pursuant to which we acquired all of Modern Hotels (Holdings) Limited’s equity interest (54.14%) in JEC II, LLC in exchange for an aggregate of 19,415 member units (157,040 shares of Common Stock post-merger) of the Company. On the same date we also entered into a transfer agreement with Celeste Fierro, our Senior Vice President of Operations, pursuant to which we acquired all of Ms. Fierro’s equity interest (15.14%) in JEC II, LLC in exchange for an aggregate 5,429 member units (43,912 shares of Common Stock post-merger) of the Company.

Personal Interests in Subsidiaries

Mr. Segal currently owns 85% of Hip Hospitality LLC, which owns 50% of Bagatelle America, LLC (“Bagatelle America”). Bagatelle America is the Manager of our Bagatelle La Cienega, LLC and Bagatelle Little West 12th LLC subsidiaries, which own and operate our Bagatelle – LA and Bagatelle – NY restaurants, respectively. As Manager, Bagatelle America receives an annual management fee of 5% of the Adjusted Gross Revenue (as defined in the management agreements with each subsidiary). Bagatelle America is also the holder of the trademark for “Bagatelle”, which it licenses royalty free to Bagatelle La Cienega, LLC and Bagatelle Little West 12th LLC. In 2012, the Company advanced funds to Hip Hospitality LLC. In addition, as of September 30, 2013 there was approximately $286,000 owed to the Company from Hip Hospitality LLC, which amount will be applied against debt owed to Mr. Segal upon consummation of the Merger.

Mr. Segal also owns 100% of TGF Holdings, LLC, which owns 10% of W15 Properties, LLC. W15 Properties, LLC is a holding company for the property that currently accommodates the 408 Venture.

Related Party Services

Prior to the Merger, Nicholas Giannuzzi and Triple GGG, LLC (an entity managed by Nicholas Giannuzzi) were principal stockholders of the Company. Mr. Giannuzzi is the managing partner of The Giannuzzi Group, LLP, a law firm that provides legal services to the Company and its subsidiaries. In 2012, we paid The Giannuzzi Group, LLP approximately $654,332.00 for legal services rendered. In addition, The Giannuzzi Group, LLP subleases its office space from the Company, for which it currently pays the Company $6,579.00 per month.

Transactions with Former Officers and Directors

Michael Rapp, our former President and a current director, Philip Wagenheim, a former Secretary and director, and Jason Eiswerth, a former director, all serve as management of Broadband Capital Management LLC, a registered broker-dealer, which was also the lead underwriter of our initial public offering (“BCM”).

At the closing of the Merger, we reimbursed BCM $1,874,780 for its expenses in connection with our initial public offering and our subsequent operations, including franchise taxes.

In connection with the October 2013 Private Placement, Michael Rapp, our former President and a current director, purchased 156,320 shares of our Common Stock for a purchase price of $781,600. Philip Wagenheim, our former Secretary and a current director, purchased 42,607 shares of our Common Stock for a purchase price of $213,035. Committed Capital Holdings LLC purchased 87,949 shares of our Common Stock for a purchase price of $439,745. P&P 2, LLC, an initial stockholder, purchased 33,750 shares of our Common Stock for a purchase price of $168,750. MOS Holdings Inc., an entity owned by Michael Serruya, purchased 16,875 shares of our Common Stock for a purchase price of $84,375 and Mr. Serruya’s wife purchased 83,125 shares of our Common Stock for a purchase price of $415,625.

Lock-Up Agreements

In connection with the Merger, the TOG Members that received shares of our Common Stock as merger consideration entered into lock-up agreements with us pursuant to which each such person agreed not to sell, dispose of, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, without the written consent of the Company, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Common Stock until six months following the Effective Time, provided that for any stockholder that beneficially owns more than 10% of our outstanding Common Stock, the lock-up period shall be 12 months following the Effective Time.

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EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued by us to our named executive officers.

Summary Compensation Table

		Salary ($)				Stock Awards				Total ($)
Name	Principal Position	2012	2011	2010		2012		2011	2010	2012	2011	2010
Jonathan Segal (1)	CEO	$450,000	$300,000	$299,704		0		0	0	$450,000	$300,000	$299,704
Samuel Goldfinger (1)	CFO	$293,460	$275,000	$32,500	(2)	*	(3)	0	0	$293,459	$275,000	$32,500	(3)
Michael Rapp (4)	Former Chairman and President	--	--	--		--		--	--	--	--	--
*Transaction Units

(1) Appointed as of the Closing Date. Compensation information reflects compensation paid by One Group.

(2) Mr. Goldfinger joined One Group as CFO in April 2011. In 2010 he was a consultant to One Group through an entity 50% owned by him.

(3) The Company’s Transaction Units were only exercisable upon a qualifying transaction, as defined in One Group’s Management Incentive Plan. In the event of a qualifying transaction, plan participants would have exchanged each Transaction Unit then held for one membership unit of the One Group and thereafter receive the same form of transaction consideration as members of One Group. The Transaction Units have been cancelled and no amounts were or will become payable under such Transaction Units.

(4) Resigned as of the Closing Date.

Employment Agreements with Executive Officers

Chief Executive Officer

Jonathan Segal currently serves as our Chief Executive Officer pursuant to an employment agreement dated October 16, 2013. The agreement provides for a term of four (4) years with the term automatically extending for additional one year periods unless either party provides ninety (90) days written notice prior to the commencement of the renewal term. Mr. Segal will initially receive an annual base salary of $450,000, which shall increase to $575,000 on January 1, 2015 assuming no changes in Mr. Segal’s role and responsibilities and subject to review by the board of directors, or the Compensation Committee of the board of directors, and thereafter he shall receive such increases (but no decreases) in his base salary as the board of directors or Compensation Committee of the board of directors may approve in its sole discretion from time to time, but not less than annually. In addition, Mr. Segal is eligible to receive a bonus for each calendar year during the term of the agreement in an amount targeted at seventy five percent (75%) of Mr. Segal’s then-effective annual base salary, based in part upon achievement of individual and corporate performance objectives as determined by the board of directors. Mr. Segal shall be eligible to receive a bonus in excess of the targeted bonus if Company performance exceeds 100% of the targeted goals, and a bonus below the target amount shall be payable if actual performance at least equals a minimum threshold, each as approved by the board of directors in consultation with Mr. Segal at the time the annual performance goals are established. Whether Mr. Segal receives a bonus and the amount of any such bonus, will be determined by the board of directors in its sole and absolute discretion, except that any portion of the bonus that the board of directors determines to be based on the targeted goals will be considered non-discretionary and payable based on achievement of such goals. On the Effective Date of the Merger, Mr. Segal was granted stock options to purchase 1,022,104 shares of Common Stock at an exercise price of $5.00 per share, such amount being the fair market value at the time of grant. Of this amount, Options to purchase 228,088 shares shall be subject to pro rata forfeiture to the extent that the Company’s publicly traded warrants (the “Warrants”) are not exercised in full upon the expiration of the Warrants; provided, however, that to the extent that such Options have been exercised prior to the expiration of the Warrants, a commensurate number of shares shall be forfeited. The options are subject to and governed by the terms of the 2103 Plan and a stock option agreement, which stock option agreement provides that (i) 50% of the options shall vest ratably over the first 5 anniversaries of the effective date of the employment agreement (the “Time-Based Options”) and (ii) 50% of the Options shall vest upon the achievement of certain targeted annual milestones (“Milestones”) determined by the board of directors upon the issuance of the options (“Milestones Options”); provided, however, that to the extent 100% of the Milestones are not achieved, then a portion of the Milestones Options shall nevertheless vest if a minimum threshold of the Milestones are achieved, as approved by the Board. In the event that the Company elects from time to time during the term of employment to award to all of its senior management and executives options to purchase shares of the Company’s stock pursuant to any stock option plan or similar program, Mr. Segal is entitled to participate in any such stock option plan or similar program on a basis consistent with the participation of other senior management and executives of the Company. Mr. Segal will also be provided with a car and driver allowance under his agreement.

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Chief Financial Officer

Samuel Goldfinger currently serves as our Chief Financial Officer pursuant to an employment agreement dated October 16, 2013. The agreement provides for a term of two (2) years with the term automatically extending for additional one year periods unless either party provides ninety (90) days written notice prior to the commencement of the renewal term. Mr. Goldfinger receives an initial annual base salary of $300,000 which will be increased to $350,000 effective January 1, 2015 assuming no changes in Mr. Goldfinger’s role and responsibilities and subject to review by the board of directors, or the Compensation Committee of the board of directors, and may be increased (but not decreased) as the board of directors or Compensation Committee of the board of directors may approve in its sole discretion from time to time, but not less than annually. In addition, Mr. Goldfinger is eligible to receive an annual bonus in an amount targeted at fifty percent (50%) of Mr. Goldfinger’s then-effective annual base salary, based in part upon achievement of individual and corporate performance objectives as determined by the board of directors . Mr. Goldfinger shall be eligible to receive a bonus in excess of the targeted bonus if Company performance exceeds 100% of the targeted goals, and a bonus below the target amount shall be payable if actual performance at least equals a minimum threshold, each as approved by the board of directors in consultation with Mr. Goldfinger at the time the annual performance goals are established. Whether Mr. Goldfinger receives a bonus and the amount of any such bonus, will be determined by the board of directors in its sole and absolute discretion, except that any portion of the bonus that the board of directors determines to be based on the targeted goals will be considered non-discretionary and payable based on achievement of such goals. In addition, Mr. Goldfinger is entitled to receive a one-time deal bonus in the amount of $50,000 in cash in the form of a lump sum within seven days following the Effective Date of the Merger. On the Effective Date of the Merger, Mr. Goldfinger was granted stock options to purchase 511,052 shares of Common Stock at an exercise price of $5.00 per share, such amount being the fair market value at the time of grant. Of this amount, Options to purchase 114,044 shares shall be subject to pro rata forfeiture to the extent that the Company’s publicly traded warrants (the “Warrants”) are not exercised in full upon the expiration of the Warrants; provided, however, that to the extent that such Options have been exercised prior to the expiration of the Warrants, a commensurate number of shares shall be forfeited. The options are subject to and governed by the terms of the 2103 Plan and a stock option agreement, which stock option agreement provides that (i) 50% of the options shall vest ratably over the first 5 anniversaries of the effective date of the employment agreement (the “Time-Based Options”) and (ii) 50% of the Options shall vest upon the achievement of certain targeted annual milestones (“Milestones”) determined by the board of directors (“Milestones Options”); provided, however, that to the extent 100% of the Milestones are not achieved, then a portion of the Milestones Options shall nevertheless vest if a minimum threshold of the Milestones are achieved, as approved by the Board. In the event that the Company elects from time to time during the term of employment to award to all of its senior management and executives options to purchase shares of the Company’s stock pursuant to any stock option plan or similar program, Mr. Goldfinger is entitled to participate in any such stock option plan or similar program on a basis consistent with the participation of other senior management and executives of the Company.

Under the employment agreements, Mr. Segal is prohibited for the longer of (i) the 4-year anniversary of the Effective Date of the Merger, and (ii) the 2-year anniversary of the date his employment terminates for any reason and Mr. Goldfinger is prohibited for 12 months after termination for any reason from (a) engaging in any Competing Business within any geographic area where the Company or its subsidiaries conducts, or plans to conduct, business at the time of his termination, (b) persuading or attempting to persuade any Customer, Prospective Customer or Supplier to cease doing business with an Interested Party or reduce the amount of business it does with an Interested Party, (c) persuading or attempting to persuade any Service Provider to cease providing services to an Interested Party, and (d) soliciting for hire or hiring for himself or for any third party any Service Provider unless such person’s employment was terminated by the Company or any of its affiliates or such person responded to a “blind advertisement”. All capitalized terms in this paragraph shall have the respective meanings as defined in the agreement.

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Each employment agreement terminates upon the earliest to occur of: (i) the death of the employee; (ii) a termination by the Company by reason of the disability of the employee; (iii) a termination by the Company with or without cause; (iv) a termination by the employee with or without good reason; (v) a termination of the agreement by reasons of a change of control of the Company; and (vi) expiration of the agreement.

Set forth below is a description of the potential payments we will need to make upon termination of Messrs. Segal’s or Goldfinger’s employment.

Termination by us for Cause or by Executive Without Good Reason

If the executive’s employment is terminated by the Company for cause (as defined in the agreement), or by the executive without good reason (as defined in the agreement), we must pay him any earned but unpaid salary, any unpaid portion of the bonus from the prior year, any accrued vacation time, any vested benefits he may have under any employee benefit plan and any unpaid expense reimbursement accrued through the date of termination (the “Accrued Obligations”).

Termination by us for Without Cause or by Executive for Good Reason

If the executive’s employment is terminated (i) by us without cause or (ii) by the executive for good reason (as defined in the agreement), then we must pay the executive (1) the Accrued Obligations earned through the date of termination, (2) an amount of his base salary equal to (i) his current base salary in the case of Mr. Segal over a 24 month period or (ii) his current base salary in the case of Mr. Goldfinger over a 12 month period, such payments to be made in accordance with Company’s normal payroll practices, less all customary and required taxes and employment-related deductions, (3) a pro rata portion of the Bonus for the year in which the termination occurs, based on year-to-date performance as determined by the board of directors in good faith, payable when other senior executives receive their annual bonuses for such year, and in no event later than March 15 of the year following the year in which the termination occurs (to the extent milestones for such Bonus have not yet been agreed upon as of the termination, reference will be made to the milestones established for the prior year); and (4) an amount equal to the “COBRA” premium for as long as the executive and, if applicable, the executive’s dependents are eligible for COBRA, subject to a maximum of 18 months in the case of Mr. Segal and 12 months in the case of Mr. Goldfinger. Payments under item (2) – (4) above are sometimes referred to in this section as “Severance.” All unvested Time-Based Options held by the executive will immediately vest in full and remain exercisable for a one-year period following termination. All unvested Milestones Options shall be automatically forfeited. The Severance and acceleration of any unvested Time-Based Options is expressly conditioned on the executive’s executing and delivering to the Company of a mutual release of claims.

In the agreement, the term “cause” is defined generally as follows: (i) commits a material breach of any material term of this Agreement or any material Company policy or procedure of which the executive had prior knowledge; provided that if such breach is curable in not longer than 45 days (as determined by the board of directors in its reasonable discretion), the Company shall not have the right to terminate the executive’s employment for cause pursuant hereto unless the executive, having received written notice of the breach from Company specifically citing this breach), fails to cure the breach within a reasonable time; (ii) is convicted of, or pleads guilty or nolo contendere to, a felony (other than a traffic-related felony) or any other crime involving dishonesty or moral turpitude; (iii) willfully engages in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company; (iv) engages in fraud, misappropriation, dishonesty (or in the case of Mr. Goldfinger, “material dishonesty”) or embezzlement in connection with the business, operations or affairs of Company (including without limitation any business done with clients or vendors); or (v) fails to cure, within 45 days after receiving written notice from Company specifically citing the breach, any material injury to the economic or ethical welfare of Company caused by executive’s gross malfeasance, misfeasance, repeated misconduct or repeated inattention to the executive’s duties and responsibilities under this Agreement provided that, in the case of Mr. Segal only, his cessation of employment shall not be deemed to be for “Cause” unless and until there shall have been delivered to the executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the board of directors (not including the executive) at an in person meeting of the board of directors called and held for such purpose (after reasonable notice is provided to the executive and the executive is given an opportunity, together with counsel, to be heard before the board of directors), finding that, in the opinion of the board of directors, acting in good faith, a reasonable factual basis exists for the conclusion that executive is guilty of the conduct described in the agreement as “Cause” and specifying the particulars thereof in detail.

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In the agreement, the term “good reason” is defined generally as: (i) a significant adverse and non-temporary change, diminution or reduction, for any reason, in the executive’s current authority, title, reporting relationship or duties, excluding for this purpose any action not taken in bad faith and that is remedied by the Company not more than thirty (30) days after receipt of written notice thereof given by executive; (ii) in the case of Mr. Segal only, his removal from the position of Chief Executive Officer of the Company or his removal from or failure to be elected to membership on the board of directors; (iii) a reduction in executive’s base salary; (iv) in the case of Mr. Goldfinger only, a material reduction in employee welfare and retirement benefits applicable to the executive, other than any reduction in employee welfare and retirement benefits generally applicable to Company employees or as equally applied to executives in connection with an extraordinary decline in the Company’s fortunes; (v) a reduction in the indemnification protection provided to the executive in the agreement or within the Company’s organizational documents; (vi) the board of directors continuing, after reasonable notice from executive, to direct executive either: (I) to take any action that in the executive’s good-faith, considered and informed judgment violates any applicable legal or regulatory requirement, or (II) to refrain from taking any action that in the executive’s good-faith, considered and information judgment is mandated by any applicable legal or regulatory requirement; (vii) the board of directors requiring the executive to relocate outside of the New York City metropolitan area (exclusive of incidental travel for or on behalf of the Company); or (viii) a material breach by the Company of the Agreement. If circumstances arise giving the executive the right to terminate this Agreement for “Good Reason”, the executive must within 90 days notify the Company in writing of the existence of such circumstances, and the Company has 45 days from receipt of such notice within which to investigate and remedy the circumstances, after which 45 days the executive has an additional 45 days within which to exercise the right to terminate for “Good Reason.” If the executive does not timely do so the right to terminate for “Good Reason” lapses and is deemed waived, and the executive will not thereafter have the right to terminate for “Good Reason” unless further circumstances occur giving rise independently to a right to terminate for “Good Reason.”

Termination due to Death or Disability

If the executive’s employment is terminated as a result of his death or disability we must pay him or his estate, as applicable, (1) the Accrued Obligations earned through the date of termination and (2) a portion of the Bonus that the executive would have been eligible to receive for days employed by the Company in the year in which the executive’s death or disability occurs, determined by multiplying (x) the bonus based on the actual level of achievement of the applicable performance goals for such year, by (y) a fraction, the numerator of which is the number of days up to and including the date of termination, and the denominator of which is 365, such amount to be paid in the same time and the same form as the bonus otherwise would be paid. In the event of the death or disability of the executive, vested options held by the executive may be exercised by him or his survivors, as applicable, to the extent exercisable at the time of death for a period of one year from the time of death or disability.

For purposes of the Agreement, “disability” shall mean the absence of the executive from the executive’s duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness, which is determined to be total and permanent by a physician selected by the Company or its insurers and reasonably acceptable to the executive or the executive’s legal representative.

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Termination upon a Change of Control

Notwithstanding anything contained in the agreement to the contrary, in the event the executive’s employment is terminated within twelve (12) months following a Change in Control (as defined below) by the Company without Cause or by the executive (with or without Good Reason), then (1) notwithstanding the vesting and exercisability schedule in any stock option agreement between the Company and the executive, all unvested stock options granted by the Company to the executive pursuant to such agreement shall immediately vest and become exercisable and shall remain exercisable for not less than 360 days thereafter; and (2) the executive shall be entitled to receive the Severance; provided, however, that in lieu of receiving the severance payments of base salary provided for in the agreement, (i) in the case of Mr. Segal, he shall be entitled to receive, within thirty (30) days from termination of employment, a lump sum amount equal to $100 less than three times the executive’s “annualized includable compensation for the base period” (as defined in Section 280G of the Internal Revenue Code of 1986), and (ii) in the case of Mr. Goldfinger, he shall be entitled to receive, within thirty (30) days from termination of employment, a lump sum amount equal to eighteen (18) months of his then-effective base salary and, provided that Mr. Goldfinger has not secured alternate employment by the eighteen (18) month anniversary of his termination of employment, an additional lump sum amount equal to six (6) months of his base salary in effect on the date of termination of employment, paid on the nineteen (19) month anniversary of the date of termination of employment; provided, further, however, that if such lump sum severance payment, either alone or together with other payments or benefits, either cash or non-cash, that the executive has the right to receive from the Company, including, but not limited to, accelerated vesting or payment of any deferred compensation, options, stock appreciation rights or any benefits payable to the executive under any plan for the benefit of employees, would constitute an “excess parachute payment” (as defined in Section 280G of the Internal Revenue Code of 1986), then such lump sum severance payment or other benefit shall be reduced to the largest amount that will not result in receipt by the executive of an excess parachute payment. The determination of the amount of the payment described in this subsection shall be made by the Company’s independent auditors at the sole expense of the Company. For purposes of clarification the value of any options described above will be determined by the Company’s independent auditors using a Black-Scholes valuation methodology.

For purposes of the Agreement, a “Change in Control” shall be deemed to occur (i) when any “person” as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as used in Section 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) of the Exchange Act, but excluding the executive, the Company or any subsidiary or any affiliate of the Company (determined as of the date of this Agreement) or any employee benefit plan sponsored or maintained by the Company or any subsidiary of the Company (including any trustee of such plan acting as trustee), becomes the “beneficial owner” (as defined in Rule 13(d)(3) under the Exchange Act) of securities of the Company representing 15% or more of the combined voting power of the Company’s then outstanding securities; or (ii) when, during any period of twenty-four (24) consecutive months, the individuals who, at the beginning of such period, constitute the board of directors (the “Incumbent Directors”) cease for any reason other than death to constitute at least a majority thereof; provided, however, that (x) the mere addition of independent directors solely to satisfy listing criteria of NASDAQ or a registered stock exchange shall not be deemed a Change in Control and (y) a director who was not a director at the beginning of such twenty-four (24) month period shall be deemed to have satisfied such twenty-four (24) month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds (2/3) of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such twenty-four (24) month period) or through the operation of this proviso; or (iii) the occurrence of a transaction requiring stockholder approval for the acquisition of the Company by an entity other than the Company or a subsidiary or an affiliated company of the Company through purchase of assets, or by merger, or otherwise.

The foregoing descriptions of Messrs. Segal’s and Goldfinger’s employment agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such employment agreements, which are filed as Exhibits 10.32 and 10.33 hereto, and incorporated herein by reference.

Management Incentive Plan

One Group created a Management Incentive Plan (the "Plan"), effective in 2012, whereby One Group was authorized to issue up to 117,729 transaction units to employees. The transaction units were subject to continued employment, were only exercisable upon a qualifying change in control transaction and would entitle the holder to participate in the consideration received in such a transaction. As of December 31, 2012, 39,065 transaction units were issued. As of the effective date of the Merger, no qualifying change in control transaction had occurred and no obligations to the holders accrued. As of the Effective Date of the Merger, the Plan was terminated and no transaction units are issued or outstanding.

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2013 Employee, Director and Consultant Equity Incentive Plan

In October 2013, our board of directors approved the 2013 Employee, Director and Consultant Equity Incentive Plan (the “2013 Plan”). Unless sooner terminated by our board of directors or our stockholders, the 2013 Plan will expire 10 years from the earlier of the date of its adoption by the board of directors and the date of its approval by the stockholders of the Company. Under our 2013 Plan, we may grant incentive stock options, non-qualified stock options, restricted stock grants and other stock based awards to employees, consultants and directors who, in the opinion of the board of directors, are in a position to make a significant contribution our long-term success. The purpose of these awards is to attract and retain key individuals, further align employee and stockholder interests, and to closely link compensation with Company performance. The 2013 Plan provides an essential component of the total compensation package, reflecting the importance that we place on aligning the interests of key individuals with those of our stockholders. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the 2013 Plan.

The maximum number of shares of our Common Stock that may be delivered in satisfaction of awards under the 2013 Plan is 4,773,922 shares and our target is to have approximately 15% of the fully diluted shares of the Company’s Common Stock available for issuance under the 2013 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, combination, recapitalization or other change in our capitalization.

Shares of our common stock to be issued under the 2013 Plan may be authorized but unissued shares of our common stock or previously issued shares acquired by us. Any shares of our common stock underlying awards that otherwise expire, terminate, or are forfeited prior to the issuance of stock will again be available for issuance under the 2013 Plan.

Stock Options. Stock options granted under the 2013 Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive stock options may be granted to employees of the Company and its affiliates. Non-qualified options may be granted to employees, directors and consultants of the Company and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant and the term of the option may not be longer than five years.

Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than Cause, except in the case of death or total and permanent disability in which such options may be exercised for 12 months after termination of service.

Restricted Stock. Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited.

During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote and receive dividends on the restricted shares; but he or she may not sell the shares until the restrictions are lifted.

Other Stock-Based Awards. The 2013 Plan also authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights, phantom stock awards, and stock unit awards.

Plan Administration. The 2013 Plan will be administered by our board of directors of Directors until it has delegated power to act on its behalf to a committee. Our board of directors, or committee once established, will have full power and authority to determine the terms of awards granted pursuant to this plan, including:

•	which employees, directors and consultants shall be granted options and other awards;
•	the number of shares subject to each award;
•	the vesting provisions of each award;
•	the termination or cancellation provisions applicable to awards; and
•	all other terms and conditions upon which each award may be granted in accordance with the 2013 Plan.

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In addition, the administrator may, in its discretion, amend any term or condition of an outstanding award, provided (i) such term or condition as amended is permitted by the 2013 Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant; and provided, further, that without the prior approval of our stockholders, stock awards will not be repriced, replaced or regranted through cancellation or by lowering the exercise price of a previously granted award.

Stock Dividends and Stock Splits. If our common stock shall be subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of our common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Corporate Transactions. Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2013 Plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;
•	upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;
•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;
•	provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

Amendment and Termination. The 2013 Plan may be amended by our stockholders. It may also be amended by our board of directors, provided that stockholder approval will be required for any amendment to the 2013 Plan to the extent such approval is required by law, including the Internal Revenue Code of 1986, as amended, or applicable stock exchange requirements. Any amendment approved by the board of directors which the board of directors determines is of a scope that requires stockholder approval shall be subject to obtaining such stockholder approval. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. In addition, if any stock market on which the Company’s common stock is traded amends its corporate governance rules so that such rules no longer require stockholder approval of “material amendments” of equity compensation plans, then, from and after the effective date of such an amendment to such rules, no amendment of the 2013 Plan which (i) materially increases the number of shares to be issued under the 2013 Plan (other than to reflect a reorganization, stock split, merger, spin off or similar transaction); (ii) materially increases the benefits to Participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding options, (b) reduce the price at which awards may be offered, or (c) extend the duration of the Plan; (iii) materially expands the class of participants eligible to participate in the 2013 Plan; or (iv) expands the types of awards provided under the 2013 Plan shall become effective unless stockholder approval is obtained.

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Grants of Plan-Based Awards

The following tables present information with respect to equity and non-equity incentive compensation granted in the fiscal year ended December 31, 2012 to the executive officers of One Group.

Name	Grant Date	All other stock awards: Number of Shares of Stock or Units (#)	Exercise of Base Price	Grant Date Fair Value of Stock and Option Award

Samuel Goldfinger	3/01/12	11,772	(1)	(1)

(1)	In accordance with the accounting guidance for share-based compensation, the transaction units were not considered probable of occurrence on the grant date since a qualifying transaction was not probable at the time of grant. As such, there was no associated fair value on the grant date. The transaction units were cancelled as of the Effective Date of the Merger.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information as to transaction units held by each of the named executive officers of One Group at December 31, 2012. At the effective date of the Merger, all of the following awards were terminated.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Jonathan Segal	0	0	--	--	--	--	--	--
Samuel Goldfinger	0	0	--	--	--	--	--	11,722	(1)	--	(1)

(1)	In accordance with the accounting guidance for share-based compensation, the transaction units were not considered probable of occurrence on the grant date since a qualifying transaction was not probable at the time of grant. As such, there was no associated fair value on the grant date. The transaction units were cancelled as of the Effective Date of the Merger.

At the end of the last fiscal year, One Group had outstanding 39,065 fully-vested transaction units. Prior to the effectiveness of the Merger all transaction units were cancelled. One Group has not granted plan-based awards to any of its executive officers in fiscal 2013.

There are no unexercised options, stock that has not vested, or equity incentive plan awards for the named executive officers of the Company as of December 31, 2012. Upon consummation of the Merger, the Company adopted the 2013 Plan and stock options to purchase an aggregate of 1,602,872 shares of our Common Stock were granted to the named executive officers as described above.

Compensation of Directors

To date, none of our directors has received any compensation of any nature on account of services rendered in such capacity. Upon the Closing of the Merger, our non-employee directors will receive sign-on bonuses in the form of grants of restricted stock valued at $50,000 on such date ($60,000 in the case of Mr. Deitchle and $135,000 in the case of Mr. Serruya). Each non-employee director will be paid a directors fee of $10,000 for the fiscal quarter ending December 31, 2013 and will be paid a directors fee of $40,000 per annum, payable quarterly for the fiscal years ending December 31, 2014. For the fiscal year ending December 31, 2015, such annual payment will increase to $80,000 per annum, payable half in cash and half in options or restricted stock. The exercise price of options or restricted stock will equal or exceed the fair market value of the Common Stock on the date of grant and shall vest in full on such date. The Company will reimburse all directors for reasonable expenses incurred traveling to and from board of directors meetings. The Company does not pay employee directors any compensation for services as a director. Non-employee board members who serve as chairman of committees will earn an additional $10,000 per annum for such services. The compensation for directors was approved by the Company’s pre-merger board of directors.

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Family Relationships

There are no family relationships among our directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized

Dated: October 17, 2013
COMMITTED CAPITAL ACQUISITION CORPORATION

	By:	/s/ Samuel Goldfinger
	Name:	Samuel Goldfinger
	Title:	Chief Financial Officer

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